UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLBY Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72814P109

(CUSIP Number)

Audrey DiMarzo
260 East Brown Street, Suite 380
Birmingham, MI 48009
(248) 594-4776
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 72814P 109

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1	NAMES OF REPORTING PERSONS RT-ICON Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,101,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,101,047
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,101,047 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (3)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by RT-ICON Holdings LLC (“RT-ICON”). RTM-ICON, LLC (“RTM-ICON”) is the manager of RT-ICON and Rizvi Traverse Management, LLC (“Rizvi Traverse,” and with RT-ICON, RTM-ICON, and Messrs. Rizvi and Giampetroni, each a “Reporting Person”) is the sole member of RTM-ICON. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT-ICON, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Includes shares held directly by RT PE Investment LLC (“RT PE Investment”). RTM-ICON is the manager of RT PE Investment and, accordingly, each of RTM-ICON, Rizvi Traverse and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT PE Investment, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(3) Based on 33,560,980 shares of common stock of the Issuer outstanding as of February 10, 2021 as reported by the Issuer in its Current Report on Form 8-K filed February 16, 2021.

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1	NAMES OF REPORTING PERSONS Suhail Rizvi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,101,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,101,047
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,101,047 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (3)
14	TYPE OF REPORTING PERSON IN

(1) Includes shares held directly by RT-ICON. RTM-ICON is the manager of RT-ICON and Rizvi Traverse is the sole member of RTM-ICON. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT-ICON, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Includes shares held directly by RT PE Investment. RTM-ICON is the manager of RT PE Investment and, accordingly, each of RTM-ICON, Rizvi Traverse and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT PE Investment, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(3) Based on 33,560,980 shares of common stock of the Issuer outstanding as of February 10, 2021 as reported by the Issuer in its Current Report on Form 8-K filed February 16, 2021.

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1	NAMES OF REPORTING PERSONS John Giampetroni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,101,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,101,047
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,101,047 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (3)
14	TYPE OF REPORTING PERSON IN

(1) Includes shares held directly by RT-ICON. RTM-ICON is the manager of RT-ICON and Rizvi Traverse is the sole member of RTM-ICON. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT-ICON, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Includes shares held directly by RT PE Investment. RTM-ICON is the manager of RT PE Investment and, accordingly, each of RTM-ICON, Rizvi Traverse and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT PE Investment, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(3) Based on 33,560,980 shares of common stock of the Issuer outstanding as of February 10, 2021 as reported by the Issuer in its Current Report on Form 8-K filed February 16, 2021.

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1	NAMES OF REPORTING PERSONS Rizvi Traverse Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,101,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,101,047
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,101,047 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by RT-ICON. RTM-ICON is the manager of RT-ICON and Rizvi Traverse is the sole member of RTM-ICON. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT-ICON, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Includes shares held directly by RT PE Investment. RTM-ICON is the manager of RT PE Investment and, accordingly, each of RTM-ICON, Rizvi Traverse and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT PE Investment, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(3) Based on 33,560,980 shares of common stock of the Issuer outstanding as of February 10, 2021 as reported by the Issuer in its Current Report on Form 8-K filed February 16, 2021.

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1	NAMES OF REPORTING PERSONS RTM-ICON LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,101,047
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,101,047
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,101,047 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (3)
14	TYPE OF REPORTING PERSON OO

(1) Includes shares held directly by RT-ICON. RTM-ICON is the manager of RT-ICON and Rizvi Traverse is the sole member of RTM-ICON. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT-ICON, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Includes shares held directly by RT PE Investment. RTM-ICON is the manager of RT PE Investment and, accordingly, each of RTM-ICON, Rizvi Traverse and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT PE Investment, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(3) Based on 33,560,980 shares of common stock of the Issuer outstanding as of February 10, 2021 as reported by the Issuer in its Current Report on Form 8-K filed February 16, 2021.

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The Reporting Persons named in Item 2 below are hereby jointly filing this statement on beneficial ownership on Schedule 13D (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 99.7.

Item 1.	Security and Issuer

This Statement is filed on behalf of the Reporting Persons (as defined below). This Statement relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of PLBY Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10960 Wilshire Blvd., Suite 2200, Los Angeles, California 90024.

Item 2.	Identity and Background

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): (1) RT-ICON Holdings LLC, a Delaware limited liability company (“RT-ICON”); (2) John Giampetroni, a citizen of the United States; (3) Suhail Rizvi, a citizen of the United States; (4) Rizvi Traverse Management, LLC, a Delaware limited liability company (“Rizvi Traverse”); and (5) RTM-ICON LLC, a Delaware limited liability company (“RTM-ICON”).

The address of the principal office of each of the Reporting Persons is c/o Rizvi Traverse Management, LLC, 260 East Brown Street, Suite 380, Birmingham, Michigan 48009.

RTM-ICON is the manager of RT-ICON and Rizvi Traverse is the sole member of RTM-ICON. Messrs. Rizvi and Giampetroni are the managers of Rizvi Traverse. In addition, each of RTM-ICON, Rizvi Traverse and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT PE Investment LLC (“RT PE Investment”). RTM-ICON is the manager of RT PE Investment. Mr. Rizvi and Mr. Ben Kohn, the Issuer's Chief Executive Officer and Director, each indirectly own 50% of the pecuniary interests in RT PE Investment.

RT-ICON is primarily engaged in the business of investing in securities of the Issuer. Rizvi Traverse is primarily engaged in the business of investing in securities. RTM-ICON is primarily engaged in the business of serving as the manager of RT-ICON and RT PE Investment.

Mr. Rizvi’s present principal occupation or employment is serving as co-founder and Chief Investment Officer of Rizvi Traverse and Chairman of the Issuer. Mr. Giampetroni’s present principal occupation or employment is serving as co-founder, Chief Operating Officer and member of the Investment Committee of Rizvi Traverse.

During the past five years, none of the Reporting Persons, nor any director, executive officer or controlling person of any of the Reporting Persons, have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

The response to Item 4 of each cover page is incorporated herein by reference for each Reporting Person’s citizenship.

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Item 3.	Source and Amount of Funds or Other Consideration

The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

On September 30, 2020, Mountain Crest Acquisition Corp (“MCAC”), now named PLBY Group, Inc., entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MCAC Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of MCAC (“Merger Sub”), and Playboy Enterprises, Inc., a Delaware corporation (“Playboy”), and Suying Liu (solely for purposes of Section 7.2 and Article XI of the Merger Agreement). Pursuant to the terms of the Merger Agreement, on February 10, 2021, Playboy merged with and into Merger Sub, with Playboy surviving the merger as a wholly owned subsidiary of MCAC (the “Business Combination”). MCAC changed its name to “PLBY Group, Inc.” upon consummation of the Business Combination.

As a result of the closing of the Business Combination on February 10, 2021 (the “Closing”), RT-ICON acquired 17,001,047 shares of Common Stock of the Issuer in exchange for 3,034,192 shares of common stock of Playboy it owned prior to the Closing.

Additionally, in connection with the Business Combination, on September 30, 2020, MCAC entered into subscription agreements (the “Subscription Agreements”) (containing commitments to funding that are subject only to conditions that are generally aligned with the conditions set forth in the Merger Agreement), pursuant to which MCAC issued and sold to certain institutional and accredited investors, in a private placement that closed immediately prior to the closing of the Business Combination, 5,000,000 shares of Common Stock for a price of $10.00 per share for an aggregate commitment of $50,000,000 (the “PIPE Investment”). RT PE Investment acquired 100,000 shares of Common Stock in the PIPE Investment at the Closing on the same terms and conditions as the other investors under the Subscription Agreements.

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Item 4.	Purpose of the Transaction

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer

Mr. Rizvi is the Chairman of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as otherwise set forth in this Item 4 or as described in Item 6 under the Investor Rights Agreement (defined herein) and Director Voting Agreement (defined herein) or in Mr. Rizvi’s current role as Chairman of the Issuer, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, and Item 3 are incorporated by reference in this Item 5.

(a) and (b) – The following responses are based on 33,560,980 shares of Common Stock issued and outstanding as of February 10, 2021, the closing date of the Business Combination (the “Closing Date”) as reported by the Issuer in its Current Report on Form 8-K filed on February 16, 2021.

(c) – Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) – Not applicable.

(e) – Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

PIPE Subscription Agreements and PIPE Registration Rights Agreement

The Issuer entered into Subscription Agreements and registration rights agreements (the “PIPE Registration Rights Agreements”), each dated as of September 30, 2020, with RT PE Investment and certain other institutional and accredited investors, pursuant to which, among other things, the Issuer agreed to issue and sell, in a private placement immediately prior to the closing of the Business Combination, an aggregate of 5,000,000 shares of Common Stock for $10.00 per share (the “PIPE Shares”).

Pursuant to the PIPE Registration Rights Agreements, the Issuer agreed to file (at MCAC’s sole cost and expense) a registration statement registering the resale of the shares of Common Stock to be purchased in the PIPE Investment (the “PIPE Resale Registration Statement”) with the SEC. The registration statement has been filed and declared effective to satisfy MCAC’s obligations under the PIPE Registration Rights Agreement.

Under certain circumstances, additional payments by the Issuer may be assessed with respect to the PIPE Shares in the event that the PIPE Resale Registration Statement ceases to be effective or is suspended or the Issuer fails to satisfy the current public information requirement under Rule 144(c) under the Securities Act of 1933, as amended (the “Securities Act”).

References to, and descriptions of, the Subscription Agreement and the PIPE Registration Rights Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the form of the Subscription Agreement and the PIPE Registration Rights Agreement filed as Exhibits 99.1 and 99.2 to this Statement.

Investor Rights Agreement

At the Closing, the Issuer entered into the Investor Rights Agreement (the “Investor Rights Agreement”) with RT-ICON. The Investor Rights Agreement provides RT-ICON shall have the right, but not the obligation, to nominate to the board of directors of the Issuer (the “Board” and each member, a “Director”) a number of designees equal to (i) three Directors, so long as RT-ICON, together with its affiliates and its and their successors and assigns (other than Playboy and its subsidiaries) (collectively, “RT”), beneficially owns, in the aggregate, 50% or more of the shares of Common Stock, (ii) two Directors, in the event that RT beneficially owns, in the aggregate, 35% or more, but less than 50%, of the shares of Common Stock and (iii) one Director, in the event that RT beneficially owns, in the aggregate, 15% or more, but less than 35% of the shares of Common Stock. RT-ICON shall not have the right to nominate any designees to the Board in the event that RT beneficially owns, in the aggregate, less than 15% of the outstanding shares of Common Stock.

Furthermore, pursuant to the Investor Rights Agreement, the size of the Board shall be five. So long as RT beneficially owns, in the aggregate, 35% or more of the shares of Common Stock, any increases or decreases to the size of the Board will require approval by at least a majority of the Directors designated by RT (the “RT Designees”) then serving as Directors or, if no RT Designee is then serving as a Director, the written approval of RT-ICON.

 Based on the beneficial ownership of entities affiliated with RT being 51.0% of the outstanding Common Stock at the Closing, RT is entitled to nominate a majority of the total number of Issuer directors.

References to, and descriptions of, the Investor Rights Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Investor Rights Agreement filed as Exhibit 99.3 to this Statement.

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Amended and Restated Registration Rights Agreement

At the Closing, the Issuer entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), with RT-ICON, and certain other stockholders that requires the Issuer to, among other things, file a resale shelf registration statement with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of the holders of such rights no later than 60 days after the Closing and use its commercially reasonable efforts to have the registration statement declared effective no later than 30 days following the filing deadline (60 days if the registration statement is reviewed by the SEC). The A&R Registration Rights Agreement also provides for certain demand and piggyback registration rights.

References to, and descriptions of the registration rights agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is included as Exhibit 99.4 to this Statement.

Lock-Up Agreement

At the Closing, each of RT-ICON and certain other stockholders of Playboy entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer with respect to the shares of Common Stock issued to RT-ICON and such stockholders upon the closing pursuant to the Merger Agreement (the “Lock-Up Shares”). Pursuant to the Lock-Up Agreement, RT-ICON agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, any Lock-up Shares held by it immediately after the time of the filing of the Certificate of Merger upon which the Business Combination became effective (the “Effective Time”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such shares of the Issuer issued and outstanding or securities convertible into or exercisable or exchangeable for shares of Common Stock, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the earlier of (x) the date that is 12 months after the Closing Date, and (y) if, subsequent to the Closing Date, such date on which the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. Notwithstanding the foregoing, if the volume weighted average price of the shares of Common Stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading day period, fifty percent (50%) of the Lock-up Shares shall be released from the lock-up to the holder.

References to, and descriptions of the Lock-up Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, a form of which is included as Exhibit 99.5 to this Statement.

Director Voting Agreement

At the Closing, the Issuer entered into a Director Voting Agreement (the “Director Voting Agreement”) with RT-ICON and Drawbridge Special Opportunities Fund LP (“Drawbridge”), pursuant to which RT-ICON and Drawbridge each agreed to vote all shares of Common Stock owned by them to elect and maintain in office Suying Liu as a member of the Second Class of the Board as set forth in the Second Amended and Restated Certificate of Incorporate of the Issuer, until the second annual meeting of stockholders held after the Closing Date.

A copy of the Director Voting Agreement is filed with this Statement as Exhibit 99.6 and is incorporated herein by reference, and the foregoing description of the Certificate of Designations is only a summary and is qualified in its entirety by reference thereto.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1	Form of Subscription Agreement, dated as of September 30, 2020, by and among Mountain Crest Acquisition Corp and certain institutional and accredited investors (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.2	Form of Registration Rights Agreement dated as of September 30, 2020, by and among Mountain Crest Acquisition Corp and certain institutional and accredited investors (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.3	Investor Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc. and RT-ICON Holdings LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.4	Amended and Restated Registration Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC, and each of the other shareholders whose names are listed on Exhibit A thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.5	Form of Lock-Up Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc. and RT-ICON Holdings LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.6	Director Voting Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC and Drawbridge Special Opportunities Fund LP (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.7	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021	RT-ICON Holdings LLC By: RTM-ICON, LLC, its Manager

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	President

Dated: February 16, 2021	By:	/s/ Suhail Rizvi

Dated: February 16, 2021	By:	/s/ John Giampetroni

Dated: February 16, 2021	Rizvi Traverse Management, LLC

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	Chief Investment Officer

Dated: February 16, 2021	RTM-ICON, LLC

	By:	/s/ Suhail Rizvi
	Name:	Suhail Rizvi
	Title:	President